United States
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009
_________

Commission File Number: 001-33911
_________

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang
Jiashan, Zhejiang 314117
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N/A

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: May 20, 2009

Exhibit Index

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

ReneSola Announces Convertible Bond Repurchases

JIASHAN, China, May 19, 2009 – ReneSola Ltd (“ReneSola” or the “Company”), a leading global manufacturer of solar wafers, today announced that during the second quarter of 2009, the Company repurchased RMB270 million aggregate principal amount of its RMB928,700,000 U.S. Dollar Settled 1.0% Convertible Bonds due March 26, 2012 (the “Bonds”), for a total consideration of approximately RMB186 million. The total consideration was paid approximately 76% by cash and 24% by shares.

Application has been made for 4,000,000 shares (represented by 2,000,000 American Depository Shares (“ADSs”)), issued in part consideration for the repurchase, to be admitted to trading on AIM on May 20, 2009. The ADSs will be admitted to listing on the NYSE on or about the same date.

ReneSola may from time to time seek to make additional repurchases of its Bonds. Such repurchases, if any, will depend on prevailing market conditions, the Company’s liquidity requirements and other factors.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit http://www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Julia Xu
ReneSola Ltd
Tel:	+86-573-8477-3372
E-mail:	julia.xu@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86 (10) 8520-6284
E-mail:	derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith
Ogilvy Financial, New York
Tel:	+1 (212) 880-5269
E-mail:	thomas.smith@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Hanson Westhouse Limited, London
Tel:	+44 (0) 20-7601-6100
E-mail:	tim.feather@hansonwesthouse.com
richard.baty@hansonwesthouse.com